July 31, 2009
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	MetLife, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy statement filed March 31, 2009
File No. 001-15787
Dear Mr. Riedler:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated June 10, 2009 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement filed March 31, 2009 (the “Proxy Statement”).
Compensation Discussion and Analysis
1.	We note your response to comment 1. Disclosure of your Corporate and the NEO individual goals and the extent to which these goals were achieved should be presented in the Compensation Discussion and Analysis in either your Form 10-K or your proxy statement. Additionally, the discussion should clarify the extent to which the goals were achieved and how this information was used to determine compensation. Therefore, you should discuss how the maximum amount available for AVIP awards is determined and that each individual’s award is discretionary and determined by the Compensation Committee. Please provide us with draft disclosure to show us how you intend to present this information for the year ended December 31, 2009.

Mr. Jeffrey Riedler
July 31, 2009

Response to Comment #1
The Company’s Compensation Committee (the “Committee”) will approve any amount available for 2009 AVIP awards, and any individual AVIP awards, early in 2010. The Committee retains complete discretion to determine the aggregate amount available for all awards, as well as the amount of each individual award.
1. Individual AVIP Awards; Named Executive Officer Goals and Achievements. Our Compensation Discussion and Analysis will continue to disclose, as applicable, that the Compensation Committee determines individual AVIP awards in its discretion using its judgment of all of the factors it determines relevant as a whole, and not by using a formula.
In order to provide the most useful and clear example of how our future disclosure will present the Named Executive Officers’ goals and the extent to which these goals were achieved, we are providing draft disclosure based on Executive Group members’ key financial goals and performance for 2008, and our Chief Executive Officer’s non-financial goals and performance for 2008.
The Executive Group members’ key financial goals for 2008 included Operating Earnings, Earnings Per Share and Return on Equity, as set forth in the Company’s business plan. Under the leadership of Mr. Henrikson and the Executive Group, the Company achieved the Operating Earnings, Earnings Per Share, and Return on Equity in 2008 compared below to the Company’s results for 2007. The Compensation Committee considered these results in determining the Named Executive Officers’ AVIP awards, which were lower for 2008 than they had been for 2007 and 2006.

		2008
	2008 Results	Business Plan	2007 Results
Operating Earnings ($ billions)	$2.736	$4.515	$4.570
Earnings Per Share	$3.67	$6.10	$6.00
Return on Equity	8.0%	13.3%	14.6%
* * *
The Executive Group members’ key non-financial goals for 2008 included: strategic growth initiatives; financial and risk management; talent management and succession planning to sustain leadership excellence and to attract and retain associates to provide future senior leadership; effective investor and customer relations to assure that MetLife is recognized as a leader in its industry; and effective associate communications to convey MetLife’s strategic objectives and

Mr. Jeffrey Riedler
July 31, 2009

values and to promote ethical standards of business conduct. Additional information on individual Named Executive Officers’ non-financial goals is below. In the second half of 2008, the economic and business conditions in which the Company operates radically changed. As a result, the Named Executive Officers’ response to new challenges not reflected in their goals determined earlier in the year took on an increased importance. In determining the Named Executive Officers’ 2008 AVIP awards, the Compensation Committee considered each Named Executive Officer’s achievements toward meeting or exceeding non-financial goals. The Compensation Committee also considered each Named Executive Officer’s accomplishments relating to changed business conditions.
For 2008, a key non-financial goal for Mr. Henrikson was to refine and implement strategic initiatives to sustain financial strength and business and operational excellence, drive growth, and enhance long-term shareholder value. Mr. Henrikson’s previously determined goals for 2008, set at the beginning of the year, did not address the new challenges that later arose during the year. Those challenges called for performance and achievements not addressed by the earlier-established goals. Despite adverse economic and financial conditions in 2008, under Mr. Henrikson’s leadership, MetLife achieved notable positive financial results, including top line growth of almost 11%, positive net income for the year, and maintaining its common stock dividend at the same level as 2007. However, the Company’s stock price suffered declines similar to other insurance and financial services firms.
Beginning in September, Mr. Henrikson heightened the Company’s focus on capital strength and liquidity, successfully raising $2.3 billion in a public offering of common stock in which approximately 40% of those participating were existing shareholders, while taking steps to reduce the Company’s operating expenses. At the same time, Mr. Henrikson further strengthened the Company’s risk management policies and procedures and introduced enhanced capital and liquidity stress testing protocols. With a view toward the future, Mr. Henrikson continued to focus on executive development and succession planning throughout the senior leadership levels.
Mr. Henrikson’s goals continued to include senior executive leadership development through development of succession plans to promote and sustain leadership excellence. Mr. Henrikson’s objectives also included effective communications to associates on strategic objectives, the Company’s values and commitment to ethical standards of business conduct and compliance with laws, as well as effective communication with investors and customers and continued communication with government, media, regulators, and industry representatives to ensure that the Company is recognized as an industry leader.

Mr. Jeffrey Riedler
July 31, 2009

The Compensation Committee considered Mr. Henrikson’s achievements toward meeting or exceeding his non-financial goals in light of changing business conditions through the year. The Committee also considered Mr. Henrikson’s achievements in response to new challenges that arose during the year. The Committee concluded that Mr. Henrikson’s achievements met the Committee’s performance expectations in light of the vastly changed financial landscape. The Committee also considered that the radically changed financial conditions were responsible for Mr. Henrikson not achieving all of the goals that were contemplated at the beginning of the year.
2. Maximum Aggregate Amount Available for All AVIP Awards. Because we anticipate that the method for determining the aggregate amount available for all AVIP awards for 2009, if any, will differ from the method used for awards for 2008, we are describing the method we currently anticipate the Committee will use for AVIP awards for 2009.
We currently anticipate that the calculation of the aggregate amount available for 2009 will be based on the Company’s Operating Earnings for 2009 compared to the Company’s business plan. Achievement of the business plan target Operating Earnings would result in an aggregate amount available for awards that is equal to the total target planning amount of all awards (the “Planning Target”). For each 1% by which the Company’s Operating Earnings are above or below the business plan target, the aggregate amount available would be adjusted up or down by 1% of the Planning Target. For this purpose, Operating Earnings would be adjusted by eliminating the impact of the Company’s after-tax variable investment income available to common shareholders to the extent that such income is more than 10% higher or lower than the business plan target. In addition, the aggregate amount available may be augmented if the Company’s Return on Equity for 2009 exceeds the Company’s business plan.
If the Company’s Operating Earnings do not exceed 40% of the business plan target, we currently anticipate that no AVIP awards would be made. We also anticipate that the aggregate amount available, regardless of the application of the calculations described above, will be capped at 165% of the Planning Target.
The Company’s 2010 proxy statement will describe the foregoing method for determining the aggregate amount available for all AVIP awards. The proxy statement will also provide any required definitions and reconciliations of non-GAAP financial measures to the closest GAAP financial measure.
*****
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jeffrey Riedler
July 31, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at (212) 578-2600.
Sincerely,

Richard S. Collins
Senior Chief Counsel
cc: C. Robert Henrikson